Exhibit 97.1

ATAI LIFE SCIENCES N.V.

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

ATAI Life Sciences N.V. (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of October 2, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 11.

1.
Persons Subject to Policy

This Policy shall apply to current and former Officers of the Company.

2. Compensation Subject to Policy

This Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

3. Recovery of Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee has determined that recovery would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. In no event shall the Company be required to award an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

4. Manner of Recovery; Limitation on Duplicative Recovery

The Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation or forfeit by the Company or an affiliate of the Company of Incentive-Based

Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy of the Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other current or future compensation payable by the Company or an affiliate of the Company to such person.

Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person. The Committee need not utilize the same method of recovery for all Officers or with respect to all types of Incentive-Based Compensation. Notwithstanding the foregoing, the Company makes no guarantee as to the compliance of the recovery with Section 409A of the Internal Revenue Code and shall have no liability with respect thereto.

5. Administration

This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Supervisory Board of the Company (the “Board”) may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, equityholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6. Interpretation

This Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith.

7. No Indemnification; No Liability

The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

8. Application; Enforceability; Successors

Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (the “Other Recovery Arrangements”). The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company. This Policy shall be binding and enforceable against all Officers and, to the extent required or permitted by the Applicable Rules, their beneficiaries, heirs, executors, administrators or other legal representatives.

9. Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

10. Amendment and Termination

The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association.

11. Acknowledgment.

To the extent required by the Committee, each Officer shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Officer will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Officer will be fully bound by, and must comply with, the Policy, whether or not such Officer has executed and returned such acknowledgment form to the Company.

11. Definitions

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed.

“Committee” means the Compensation Committee of the Board, provided, that, for purposes of determining whether recovery of Incentive-Based Compensation that is Erroneously Awarded Compensation would be Impractiable, “Committee” shall mean the committee of the Board responsible for executive compensation decisions comprised solely of independent directors (as determined under the Applicable Rules), or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and non-GAAP/IFRS financial measures, as well as stock or share price and total equityholder return. Financial reporting measures may include “non-GAAP/IFRS financial measures” as well as other measures, metrics and ratios that are not GAAP/IFRS measures. For the avoidance of doubt, a financial reporting measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

“GAAP” means United States generally accepted accounting principles.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Impracticable” means (a) the direct expenses paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) documented such attempt(s), and (iii) provided such documentation to the relevant listing exchange or association, (b) to the extent permitted by the Applicable Rules, the recovery would violate the Company’s home country laws pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation, and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means, with respect to a Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after such person began service as an Officer; (b) who served as an Officer at any time during the performance period for that compensation; (c) while the Company has a class of its securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period.

“Officer” means each person who serves or served as an executive officer of the Company, as defined in Rule 10D‑1(d) under the Exchange Act.

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

EXHIBIT A

ATAI LIFE SCIENCES N.V.

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Form of Officer Acknowledgment

I, the undersigned, agree and acknowledge that I am bound by, and subject to, the ATAI Life Sciences N.V. Policy for Recovery of Erroneously Awarded Compensation, as may be amended, restated, supplemented or otherwise modified from time to time (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or other individual agreement with ATAI Life Sciences N.V. (the “Company”) or its affiliates to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

As a condition of receiving Incentive-Based Compensation from the Company or its affiliates, the undersigned agrees that any Incentive-Based Compensation received on or after October 2, 2023 is subject to recovery pursuant to the terms of the Policy, and further agrees to abide by the terms of the Policy including, without limitation, by returning any Erroneously Awarded Compensation to the Company or the applicable affiliate reasonably promptly to the extent required by, and in a manner permitted by, the Policy, as determined by the Committee in its sole discretion.

In the event that the Committee (as defined in the Policy) determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company or any of its affiliates pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification in connection with any enforcement of the Policy by the Company or any of its affiliates.

Agreed and Acknowledged:

Name:

Title:

Date: